SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-21078

A.   Union Bankshares, Ltd. Profit Sharing 401(k) Plan

B.   Union Bankshares, Ltd.
     1825 Lawrence Street, Suite 444
     Denver, Colorado 80202
     (303) 298-5352

                             UNION BANKSHARES, LTD.
                           PROFIT-SHARING 401(K) PLAN

                             ACCOUNTANTS' REPORT AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                           DECEMBER 31, 1996 AND 1995



                                TABLE OF CONTENTS


                                                                         PAGE

INDEPENDENT ACCOUNTANTS' REPORT                                            4


FINANCIAL STATEMENTS
         Statements of Net Assets Available for Benefits                   5
         Statements of Changes in Net Assets Available for Benefits        6
         Notes to Financial Statements                                     9


SUPPLEMENTARY INFORMATION
         Item 27a - Schedule of Assets Held for Investment Purposes       15
         Item 27d - Schedule of Reportable Transactions                   16

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees
Union Bankshares, Ltd. Profit-Sharing 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN for the years ended December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

The accompanying supplemental schedules as of or for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



June 24, 1997                                  /s/ Baird, Kurtz & Dobson

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                           DECEMBER 31, 1996 AND 1995

                                                                                 1996
                                       --------------------------------------------------------------------------------------------
                                          NON-
                                       PARTICIPANT
                                        DIRECTED                                 PARTICIPANT DIRECTED
                                       ----------- --------------------------------------------------------------------
                                                                                      AMERICAN FUNDS
                                                                -------------------------------------------------------
                                          UNION       UNION
                                       BANKSHARES, BANKSHARES,                                                  CASH
                                          LTD.        LTD.          NEW     INVESTMENT   INCOME      BOND    MANAGEMENT
                                         COMMON      COMMON     PERSPECTIVE COMPANY OF   FUND OF    FUND OF   TRUST OF
                                          STOCK       STOCK        FUND      AMERICA     AMERICA    AMERICA   AMERICA      TOTAL
                                       ----------- ----------- ------------ ---------- ----------  ---------- --------- -----------
                 ASSETS

INVESTMENTS, At Fair Value
   Union Bankshares, Ltd. common stock $   932,912 $  275,365  $         -  $       -  $        -  $        -  $      -  $1,208,277
   The American Funds Group mutual
   funds:
     New Perspective Fund                        -          -      347,925          -           -           -         -     347,925
     Investment Company of America               -          -            -    333,955           -           -         -     333,955
     Income Fund of America                      -          -            -          -     372,518           -         -     372,518
     Bond Fund of America                        -          -            -          -           -      89,764         -      89,764
     Cash Management Trust of America            -          -            -          -           -           -   390,869     390,869
                                       ----------- ----------  -----------  ---------  ----------  ----------  --------  ----------
                                           932,912    275,365      347,925    333,955     372,518      89,764   390,869   2,743,308
                                       ----------- ----------  -----------  ---------  ----------  ----------  --------  ----------

EMPLOYER CONTRIBUTION
   RECEIVABLE                              121,119          -            -          -           -           -         -     121,119
                                       ----------- ----------  -----------  ---------  ----------  ----------  --------  ----------

CASH                                         1,819          -        1,376        411          20         358       342       4,326
                                       ----------- ----------  -----------  ---------  ----------  ----------  --------  ----------
NET ASSETS AVAILABLE FOR
   BENEFITS                            $ 1,055,850 $  275,365  $   349,301  $ 334,366  $  372,538  $   90,122  $391,211  $2,868,753
                                       =========== ==========  ===========  =========  ==========  ==========  ========  ==========




See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                           DECEMBER 31, 1996 AND 1995


                                                                                 1996
                                       --------------------------------------------------------------------------------------------
                                          NON-
                                       PARTICIPANT
                                        DIRECTED                                 PARTICIPANT DIRECTED
                                       ----------- --------------------------------------------------------------------
                                                                                      AMERICAN FUNDS
                                                                -------------------------------------------------------
                                          UNION       UNION
                                       BANKSHARES, BANKSHARES,                                                  CASH
                                          LTD.        LTD.          NEW     INVESTMENT   INCOME      BOND    MANAGEMENT
                                         COMMON      COMMON     PERSPECTIVE COMPANY OF   FUND OF    FUND OF   TRUST OF
                                          STOCK       STOCK        FUND      AMERICA     AMERICA    AMERICA   AMERICA      TOTAL
                                       ----------- ----------- ------------ ---------- ----------  ---------- --------- -----------
                 ASSETS


INVESTMENTS, At Fair Value
 Union Bankshares, Ltd. common stock   $399,000    $161,791    $      -     $      -   $      -    $     -    $      -  $  560,791
 The American Funds Group mutual funds:
   New Perspective Fund                       -           -     260,082            -          -          -           -     260,082
   Investment Company of America              -           -           -      381,583          -          -           -     381,583
   Income Fund of America                     -           -           -            -    220,255          -           -     220,255
   Bond Fund of America                       -           -           -            -          -     73,167           -      73,167
   Cash Management Trust of America           -           -           -            -          -          -     448,147     448,147
                                       --------    --------    --------     --------    -------    -------    --------  ----------
                                        399,000     161,791     260,082      381,583    220,255     73,167     448,147   1,944,025
                                       --------    --------    --------     --------    -------    -------    --------  ----------
EMPLOYER CONTRIBUTION
   RECEIVABLE                            89,158           -           -            -          -          -           -      89,158
                                       --------    --------    --------     --------   --------    -------    --------  ----------

TRANSFER RECEIVABLE (PAYABLE)                 -      69,283       1,133     (134,873)   144,770       (286)    (80,027)          -
                                       --------    --------    --------     --------   --------    -------    --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS      $488,158    $231,074    $261,215     $246,710   $365,025    $72,881    $368,120  $2,033,183
                                       ========    ========    ========     ========   ========    =======    ========  ==========





See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                                 1996
                                       --------------------------------------------------------------------------------------------
                                          NON-
                                       PARTICIPANT
                                        DIRECTED                                 PARTICIPANT DIRECTED
                                       ----------- --------------------------------------------------------------------
                                                                                      AMERICAN FUNDS
                                                                -------------------------------------------------------
                                          UNION       UNION
                                       BANKSHARES, BANKSHARES,                                                  CASH
                                          LTD.        LTD.          NEW     INVESTMENT   INCOME       BOND    MANAGEMENT
                                         COMMON      COMMON     PERSPECTIVE COMPANY OF   FUND OF     FUND OF   TRUST OF
                                          STOCK       STOCK        FUND      AMERICA     AMERICA     AMERICA   AMERICA      TOTAL
                                       ----------- ----------- ------------ ---------- ----------  ---------- ---------  -----------
                 ASSETS

INVESTMENT INCOME
   Net appreciation (depreciation) in
     fair value of investments         $  260,281  $  75,341   $   30,181   $  37,016  $  11,888   $    (396) $       -  $  414,311
   Interest and dividends                     546        158       18,106      19,767     35,940       5,848     18,776      99,141
                                       ----------  ---------   ----------   ---------  ---------   ---------  ---------  ----------
                                          260,827     75,499       48,287      56,783     47,828       5,452     18,776     513,452
                                       ----------  ---------   ----------   ---------  ---------   ---------  ---------  ----------
CONTRIBUTIONS
   Employer                               177,105          -            -           -          -           -          -     177,105
   Employee                                     -     29,004       35,992      48,649     22,378       2,635      9,468     148,126
                                       ----------  ---------   ----------   ---------  ---------   ---------  ---------   ---------
                                          177,105     29,004       35,992      48,649     22,378       2,635      9,458     325,231
                                       ----------  ---------   ----------   ---------  ---------   ---------  ---------   ---------
   Total additions                        437,932    104,503       84,279     105,432     70,206       8,087     28,244     838,683
                                       ----------  ---------    ---------   ---------  ---------   ---------  ---------   ---------

BENEFITS PAID TO PARTICIPANTS               1,141         90        1,689         193          -           -          -       3,113
                                       ----------  ---------    ---------   ---------  ---------   ---------  ---------   ---------

TRANSFERS                                 130,901    (60,122)       5,496     (17,583)   (62,693)      9,154     (5,153)          -
                                       ----------  ---------    ---------   ---------  ---------   ---------  ---------   ---------

NET INCREASE                              567,692     44,291       88,086      87,656      7,513      17,241     23,091     835,570

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                      488,158    231,074      261,215     246,710    365,025      72,881    368,120   2,033,183
                                       ----------  ---------    ---------   ---------  ---------   ---------  ---------   ---------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                         $1,055,850  $ 275,365    $ 349,301   $ 334,366  $ 372,538   $  90,122  $ 391,211  $2,868,753
                                       ==========  =========    =========   =========  =========   =========  =========  ==========



See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                 1996
                                       --------------------------------------------------------------------------------------------
                                          NON-
                                       PARTICIPANT
                                        DIRECTED                                 PARTICIPANT DIRECTED
                                       ----------- --------------------------------------------------------------------
                                                                                      AMERICAN FUNDS
                                                                -------------------------------------------------------
                                          UNION       UNION
                                       BANKSHARES, BANKSHARES,                                                  CASH
                                          LTD.        LTD.          NEW     INVESTMENT  INCOME        BOND    MANAGEMENT
                                         COMMON      COMMON     PERSPECTIVE COMPANY OF  FUND OF      FUND OF   TRUST OF
                                          STOCK       STOCK        FUND      AMERICA    AMERICA      AMERICA   AMERICA      TOTAL
                                       ----------- ----------- ------------ ---------- ----------  ---------- ----------  ---------
                 ASSETS

INVESTMENT INCOME
   Net appreciation (depreciation) in
     fair value of investments         $ 133,601   $  49,723   $  27,403    $  54,746  $  37,022   $   8,210  $       -   $ 310,705
   Interest and dividends                    108          33      13,549       22,590     13,725       7,340     24,301      81,646
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------
                                         133,709      49,756      40,952       77,336     50,747      15,550     24,301     392,351
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------
CONTRIBUTIONS
   Employer                              132,011           -           -            -          -           -          -     132,011
   Employee                                    -      14,238      26,006       39,879     14,821       2,088     10,404     107,436
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------
                                         132,011      14,238      26,006       39,879     14,821       2,088     10,404     239,447
                                       ---------   ---------   ----------   ---------  ---------   ---------  ---------  ----------
   Total additions                       265,720      63,994      66,958      117,215     65,568      17,638     34,705     631,798
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------

BENEFITS PAID TO PARTICIPANTS                  -       1,280       5,211            -          -           -          -       6,491
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------

TRANSFERS                                  8,597      89,391      10,384      (97,862)   129,966     (64,573)   (75,903)          -
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------

NET INCREASE (DECREASE)                  274,317     152,105      72,131       19,353    195,534     (46,935)   (41,198)    625,307

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                     213,841      78,969     189,084      227,357    169,491     119,816    409,318   1,407,876
                                       ---------   ---------   ---------    ---------  ---------   ---------  ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                         $ 488,158   $ 231,074   $ 261,215    $ 246,710  $ 365,025   $  72,881  $ 368,120  $2,033,183
                                       =========   =========   =========    =========  =========   =========  =========  ==========



See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are carried at their current value, which is the quoted market price on the last business day of the plan year.

PAYMENTS OF BENEFITS

Benefits are recorded when paid.

INCOME TAX STATUS

The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the Trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (May 4, 1994) and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


NOTE 2: PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the plans provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees of Union Bankshares, Ltd., and its subsidiaries ("Company"). The Plan was created and maintained for the purpose of enabling eligible employees and their beneficiaries to share in Company profits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION

Any employee who has attained the age of 21 years, who has completed 1,000 hours of service and has been employed by the Company for a full year shall be eligible to participate in the Plan.

PARTICIPANT ACCOUNTS

The Plan administrator maintains an account or accounts for each participant. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) forfeitures and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


NOTE 2: PLAN DESCRIPTION (continued)

VESTING

Participants are vested immediately in their voluntary contribution plus earnings thereon. Vesting in the remainder of their account is as follows:


       Vested
       YEARS OF SERVICE                            PERCENTAGE

       Less than 2 years                                 0%
       2 but less than 3 years                          20%
       3 but less than 4 years                          40%
       4 but less than 5 years                          60%
       5 but less than 6 years                          80%
       6 years and thereafter                          100%

No vesting credit will be allowed when an employee incurs a "break in service", defined as a Plan year in which less than 500 hours are worked. Therefore, vesting with respect to employees with a "break in service" is determined at each Plan year-end. Participants will become 100% vested at normal retirement age, total disability, or death.

DISTRIBUTION OF BENEFITS

The Trustees of the Plan, at the written request of the Plan Committee, shall execute all required documents to make a distribution of benefits as provided by the Plan. Total vested benefits will be determined by the full value of each participant's account upon distribution for any of the above reasons. Payments may be made in a lump sum, installments or by some other method.

CONTRIBUTION AND FUNDING

Eligible participants may make voluntary contributions to the Plan provided that any voluntary contributions for all plans in which an employee may participate do not exceed 15% of the participants' compensation. Voluntary contributions may be restricted in amount by other provisions of the Plan.

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


NOTE 2: PLAN DESCRIPTION (continued)

CONTRIBUTION AND FUNDING   (continued)

The Company contributes an amount equal to 50% of the participants' voluntary contribution up to a maximum of 3% of the participant's annual compensation. In addition, each plan year the Company makes an additional profit-sharing contribution. During 1996 and 1995, the Company made profit-sharing contributions of $117,050 and $87,869, respectively. All Company contributions are invested in the common stock of the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. All employer contributions are invested in the common stock of the Company.

     Union Bankshares, Ltd., common stock - Funds are invested in the common stock of Union Bankshares, Ltd.

     New Perspective Fund - A global growth fund.

     Investment Company of America - A conservative domestic growth fund.

     Income Fund of America - A balanced fund of stocks, bonds, and cash.

     Bond Fund of America - Fixed income fund of corporate and government bonds.

     Cash Management Trust of America - A money market fund.

                UNION BANKSHARES, LTD. PROFIT-SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


NOTE 3: INVESTMENTS

Plan investments are summarized as follows:

                                                         DECEMBER 31, 1996                    DECEMBER 31, 1995
                                                  --------------------------------    ----------------------------------
                                                    NUMBER OF                           NUMBER OF
                                                    SHARES OR                           SHARES OF
                                                    PRINCIPAL                           PRINCIPAL
                                                      AMOUNT         FAIR VALUE           AMOUNT          FAIR VALUE
                                                  --------------   ---------------    --------------   -----------------
Common Stock, Union Bankshares, Ltd.                  73,787       $   1,208,277          47,505        $     560,791
American Fund Mutual Funds:
     New Perspective Fund                             19,148             347,925          15,878              260,082
     Investment Company of America                    13,783             333,955          17,658              381,583
     Income Fund of America                           22,549             372,518          13,879              220,255
     Bond Fund of America                              6,528              89,764           5,271               73,167
     Cash Management Trust of America                390,869             390,869         448,147              448,147
                                                                   -------------                        -------------
                                                                   $   2,743,308                        $   1,944,025
                                                                   =============                        =============

The net change in the fair value of the Plan's investments, including investments bought, sold and held during the years ended December 31, 1996 and 1995, are as follows:


                                             1996                 1995
                                        ----------------    ----------------
Common Stock, Union Bankshares, Ltd.    $        335,622    $        183,324
Mutual Funds                                      78,689             127,381
                                        ----------------    ----------------

                                        $        414,311    $        310,705
                                        ================    ================


NOTE 4:           ADMINISTRATIVE COSTS

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays for all administrative costs of the Plan. These amounts are considered insignificant to the Plan as a whole.

                            SUPPLEMENTARY INFORMATION

              UNION BANKSHARES, LTD. PROFIT-SHARING PLAN AND TRUST

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996


                                               SHARES OR
                                               PRINCIPAL          MARKET OR
                                                 AMOUNT          FAIR VALUE
                                            ---------------- ------------------
Common Stock, Union Bankshares, Ltd.              73,787     $        1,208,277
American Funds:
     New Perspective Fund                         19,148                347,925
     Investment Company of America                13,783                333,955
     Income Fund of America                       22,549                372,518
     Bond Fund of America                          6,528                 89,764
     Cash Management Trust of America            390,869                390,869
                                                              ------------------
                  Total Investments                           $        2,743,308
                                                              ==================

              UNION BANKSHARES, LTD. PROFIT-SHARING PLAN AND TRUST

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996


                                                   NUMBER OF                 NUMBER OF
                                                   PURCHASES   TOTAL VALUE     SALES    NET SELLING TOTAL COST OF
              DESCRIPTION OF ASSETS              TRANSACTIONS OF PURCHASES TRANSACTIONS    PRICE     ASSETS SOLD   NET GAIN
-----------------------------------------------  ------------ ------------ ------------ ----------- -------------- --------
Series of transactions involving securities
     of the same issue that, in the aggregate,
     exceed 5% of the plan assets for the
     beginning of the plan year:
     Common Stock, Union Bankshares, Ltd.        Various      $206,109     $   -        $    -      $   -           $   -



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                        UNION BANKSHARES, LTD. PROFIT SHARING
                                        401(k) PLAN

Date: September 30, 1997                By  /s/ Herman J. Zueck
                                          --------------------------------------
                                        Name:  Herman J. Zueck
                                        Title:  Trustee


Date: September 30, 1997                By  /s/ Charles R. Harrison
                                          --------------------------------------
                                        Name:  Charles R. Harrison
                                        Title:  Trustee


Date: September 30, 1997                By  /s/ Bruce E. Hall
                                          --------------------------------------
                                        Name:  Bruce E. Hall
                                        Title:  Trustee

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER        DESCRIPTION OF EXHIBITS

      23.1         Consent of Baird, Kurtz & Dobson

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Form S-8 of our report on the financial statements included in the annual report on Form 11-K of Union Bankshares, Ltd. Profit Sharing 401(k) Plan for the year ended December 31, 1996.


/s/ Baird, Kurtz & Dobson



September 29, 1997
Denver, Colorado,